UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Abletek, Inc.
Legal status of Issuer:
        Form:
        Corporation

        Jurisdiction of Incorporation/Organization:
        Delaware

        Date of Organization:
        November 30, 2020

    Physical Address of Issuer:
Kanupriya, B Wing 701, Sector 18, Plot no 32 and 33, Kamothe, Navi Mumbai - Pin code 410209

    Website of Issuer:
https://myudaanstore.com/

    Current Number of Employees:
2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$42,579	$5,817
Cash and Cash Equivalents	$30,631	$274
Accounts Receivable	$0	$0
Short-term Debt	$31,382	$18,812
Long-term Debt	$31,417	$0
Revenues/Sales	$8,118	$2,067
Cost of Goods Sold*	$5,109	$1,368
Taxes Paid	$0	$0
Net Income	($6,354)	-$2,422

*The attached financial statements refer to "Cost of revenues."

April 29, 2022

Form C-AR

Abletek, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Abletek, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://myudaanstore.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Abletek, Inc. is a Delaware corporation incorporated on November 30, 2020.

The Company is located at Kanupriya, B Wing 701, Sector 18, Plot no 32 and 33, Kamothe, Navi Mumbai - Pin code 410209.

The Company's website is https://myudaanstore.com/

The Company conducts business primarily in India.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/myudaan.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before mak ing an investment decision with respect to the Securities, we urge you to carefully consider the risk s described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risk s that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to mak ing an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020/2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. COVID-19 has and may continue to affect local and global economies, which may affect the Company, its suppliers or its customers, any of which could have a negative impact on the Company and its business model.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on accept able terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be su fficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, the Company's capital structure consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock") issued and outstanding. Unless we increase our authorized capital structure, we may not have enough authorized shares to be able to obtain funding by issuing shares or securities convertible into shares. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers ' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company 's intellectual property rights may not be sufficiently broad or otherwise may not provide us a signific ant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Ravindra Singh, our Founder & CEO and Anil Pereira, our Co-Founder & COO. The Company has or intends to enter into employment agreements with Ravindra Singh and Anil Pereira, however there can be no assurance that it will do so or that either of them will continued to be employed by the Company for a particular period of time. The loss of either of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Use of myUDAAN name.

The Company operates a website and generally markets itself as "myUDAAN." The Company has not obtained any registered intellectual property protection of such name and, while it operates under this name currently, it is possible that a competitor may dispute with the Company's ability to operate under this name. As of the date of this Offering, the Company has not registered with any state a "fictional" or "doing business as" name. All contracts signed are done in the official name of the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Customers can buy unique mobility products from unique and dedicated e-commerce platform for all their needs and a platform to connect assistive technology innovators to the beneficiaries.

Business Plan
The Company operates an e-commerce platform where it sells its products direct to consumers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobility Assistance for persons with disabilities & the elderly	Customers can now book an Assistant like Ola or Uber thru simple steps People can now move freely in Malls, Cinemas & Large format stores with our Assistants and also they can venture out of stations independently.	The total available market is estimated to be USD 6.21 billion. The serviceable available market is estimated to be USD 1.2 billion. Only cumulative data is available for the entire assistive mobility market. Customers and the target market include those with disabilities and the elderly.
Mobility for persons with disabilities & the elderly.	Customers can buy unique mobility products A unique and dedicated e-commerce platform for all their needs and a platform to connect assistive technology innovators to the beneficiaries.	The total available market is estimated to be USD 6.21 billion. The serviceable available market is estimated to be USD 1.2 billion. Only cumulative data is available for the entire assistive mobility market. Customers and the target market include those with disabilities and the elderly.
Accessibility for persons with disabilities & the elderly.	Customers can check location accessibility before travel. Our App will classify Public Location as persons with disabilities ("PwD") accessible or inaccessible. "My accessibility" gives before-hand accessibility information on your selected location.	The total available market is estimated to be USD 6.21 billion. The serviceable available market is estimated to be USD 1.2 billion. Only cumulative data is available for the entire assistive mobility market. Customers and the target market include those with disabilities and the elderly.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers ' private- label brands. Product quality, performance, value and packaging are also important differentiating factors.

The Company is not aware of other technology in India yet that solve mobility challenges, faced by PwD and the Elderly. The entire industry is unorganized with very few and fragmented competitors. The Company sees no clear competition in mobility assistance space.

Customer Base

Our customer base consists of individuals with disabilities and the elderly. We estimate there are over 30 million individuals with the type of disability our product can assist with and over 140 million elderly people.

Supply Chain

The Company and its operators have researched significantly it's supply chain, and, while it is dependent on its ability to obtain materials from suppliers, the Company is confident in its ability to source raw goods and other materials from other sources if needed.

Intellectual Property

The Company has what it considers significant valuable intellectual property in the form of trade secrets and customer and vendor lists.

Governmental/Regulator y Approval and Compliance

The Company is subject to the laws and regulations in the jurisdictions in which it operates.

Litigation

The Company is not currently subject to or aware of any threatened litigation.

OFFICERS AND DIRECTORS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ravindra Singh	Founder & CEO, Director	myUDAAN - Founder & CEO: May 2018 - Present.	ICFAI, MBA (2011)
Anil Pereira	Co-Founder & COO, Director	MyUDAAN- COO, June 2018- Present Clinito.com - COO, December 2016- April 2018	IIT Bombay - CPM, Business, 2009-2010

Indemnificati on

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees who are the above listed Officers and Directors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, par value 0.00001 per share (the "Common Stock").

Equity and SAFE

As of the date of this Form C-AR, the Company's outstanding equity securities and SAFE consists of:

Type	Common Stock
Number of shares Authorized	10,000,000
Number of shares Outstanding	10,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	98.7%

Type	Crowd SAFE
Face Value	$38,745
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $3,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Safes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.3%

Outstanding Debt

The Company has the following debt outstanding:

Type	Ravindra Singh

Amount Outstanding	$9,475
Interest Rate and Amortization Schedule	0%
Other Material Terms	Ravindra is the CEO of the Company. The note is payable upon demand.
Maturity Date	Payable on Demand

Type	Anil Pereira
Amount Outstanding	$9,000
Interest Rate and Amortization Schedule	0%
Other Material Terms	Anil is the COO of the Company. The note is payable upon demand.
Maturity Date	Payable on Demand

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Ravindra Singh	5,500,000/ Common Stock	55%
Anil Pereira	4,500,000/ Common Stock	45%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

The Company was incorporated on November 30, 2020 under the laws of the State of Delaware and is headquartered at Kanupriya, B Wing 701, Sector 18, Plot no 32 and 33, Kamothe, Navi Mumbai - Pin code 410209. Customers can buy unique mobility products from unique and dedicated e-commerce platform for all their needs and a platform to connect assistive technology innovators to the beneficiaries.

Liquidity and Capital Resources

On June 26, 2021, the Company closed an offering pursuant to Regulation CF and raised $38,475.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed under "USE OF PROCEEDS" above, the Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exempti on from Registration Used or Public Offering
Common Stock	$0	10,000,000	N/A	January 19, 2021	Section 4(a)(2)
Crowd SAFE	$38,745	$38,745 of face value	General Corporate	June 26, 2021	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the d ate the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Person	Ravindra Singh
Relationship	CEO
Amount of Interest	$9,475
Nature of Interest	Each of the founders have funded the Company's operations with their own capital via a loan, which does not have an interest rate and is payable upon demand. The Company has used the proceeds as initial working capital.

Person	Anil Pereira
Relationship	COO
Amount of Interest	$9,000
Nature of Interest	Each of the founders have funded the Company's operations with their own capital via a loan, which does not have an interest rate and is payable upon demand. The Company has used the proceeds as initial working capital.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ravindra Singh
_____
(Signature)

Ravindra Singh
_____
(Name)

CEO
_____
(Title)

I, Ravindra Singh, the Chief Executive Officer of Abletek, Inc., certify that the financial statements of Abletek, Inc. included in this Form are true and complete in all material respects.

/s/Ravindra Singh
(Signature)

Ravindra Singh
(Name)

CEO
(Title)

(Date) 04 / 29 / 2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ravindra Singh
_____
(Signature)

Ravindra Singh
_____
(Name)

Director
_____
(Title)

(Date) 04 / 29 / 2022

/s/Anil Pereira

(Signature)

Anil Pereira

(Name)

Director

(Title)

(Date) 04 / 29 / 2022

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIB IT A

Financial Statements

ABLETEK, INC.

Unaudited Consolidated Financial Statements for the

Year Ending December 31, 2021

ABLETEK, INC.

For the Period Ending December 31, 2021
(unaudited)

ASSETS	2021
Current Assets:	
Cash and cash equivalents	30,631
Accounts receivable	-
Inventory	-
Other Current Assets	6,445
Total Current Assets	37,076
Fixed Assets, net	5503
TOTAL ASSETS	42,579

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Current liabilities:	
Accounts payable	-
Other current liabilities	1397
Deferred Revenue	-
Loan Payable	29,985
Total Current Liabilities	31,382
Long term liabilities:	
Convertible notes	31,417
TOTAL LIABILITIES	62,799
Stockholders' Equity:	
Common Stock, $0.0001 par value, 10,000,000 shares authorized	100
10,000,000 and 0 shares issued and outstanding	
as of December 31, 2021 and 2020, respectively	
Additional Paid in Capital	-
Additional Paid in Capital - Stock Options	-
SAFEs	-
Preferred Stock, $0.0001 par value, 2,500,000 shares authorized	-
0 shares issued and outstanding	
as of December 31, 2021	
Retained earnings	(13967)
Net Income	(6,353)
Total Stockholders' Equity	(20,220)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	42,579

ABLETEK, INC.
STATEMENT OF OPERATIONS
For the Period January 1, 2021 through December 31, 2021
(unaudited)

	2021
Revenues	8,118
Less: Discounts and refunds	-
Cost of revenues	5,109
Gross Profit (Loss)	3,009
Operating Expenses:	
General and administrative	7,664
Sales and marketing	1,699
Total Operating Expenses	9,363
Operating Income (Loss)	(6,354)
Interest Expense	-
Amortization Expense	-
Other Expenses	
Net Loss	(6,354)

ABLETEK, Inc
Statement Of Stockholders' Equity
For the Period Ending December 31, 2021
(unaudited)

	Common Stock (Shares)	Common Stock (Value)	Stock Options	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2020	-	-	-	-	-	-
Issuance of Common Stock	10,000,000	100		-	-	100
Net Income (Loss)					(13,967)	(13,967)
Balance as of December, 31, 2021	10,000,000	100	-	-	(13,967)	(13,867)

ABLETEK, INC..
NOTES TO STANDALONE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

ABLETEK, INC. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on November 28, 2020. To carry on business in India and Abroad as a solution provider to disabled people related to accessibility Information and traveling solutions and to carry on business related to auditing facilities, booking a cab or an assistant on demand, booking a helper for traveling, Doctors, Physicians listing, Government policies and all kinds of other things which may be required for the purposes of or in connection with the business of the Company or as are commonly supplied or dealt in by persons engaged in any of the said business. The Company's headquarters are in New Castle, Delaware. The company began operations in 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and charge backs, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $30,631 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company had $0 in accounts receivable.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by providing Assistive Mobility Services . The Company's payments are generally collected upfront.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $399.8, respectively, for the years ended December 31, 2021.

NOTE 3 – INVENTORIES

At December 31, 2021 inventories consist of the following:

	2021	2020
Inventory Asset	0	0
Finished Goods	0	0
Inventory Parts	0	0
Merchandising Inventory	0	0
Total Inventory	$ 0	$ 0

NOTE 4 – FIXED ASSETS

The company is not having any fixed assets.

NOTE 5 – LOANS

The outstanding loan from directors stands at $6,976 as on December 31, 2021.

NOTE 6 – RELATED PARTY

From time to time the Company takes advances from Directors. As of December 31, 2021 the balance of the advances from related parties was $6976. These advances have no interest rate or specified maturity date.

NOTE 7 – INCOME TAXES

The Company has not made any profit in the year 2021 and yet to file its Yearly Income Tax Return.

NOTE 8 – EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.0001 par value.

NOTE 9–EQUITY-BASED COMPENSATION

Till now the company has not adopted any plan for Equity Stock Option.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 whereas the Indian subsidiary began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company has raised $ 31,417 in Simple Agreements for Future Equity (SAFEs) from crowd funding Platform Republic..

Management's Evaluation

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.